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                             September 21, 2020

       Wei Sun
       Chief Financial Officer
       TD Holdings, Inc.
       Room 104, No. 33 Section D,
       No. 6 Middle Xierqi Road,
       Haidian District, Beijing, China 100085

                                                        Re: TD Holdings, Inc.
                                                            Form 10-K for
Fiscal Year Ended December 31, 2019
                                                            Filed May 29, 2020
                                                            File No. 001-36055

       Dear Ms. Sun:

              We have limited our review of your filing to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to these comments, we may have additional comments.

       Form 10-K for Fiscal Year Ended December 31, 2019

       Item 1A. Risk Factors
       Risks Related to Ownership of our Common Stock, page 41

   1. We note references on pages 43-44 to your status as an emerging growth company and disclosure on page F-21
related to your planned adoption dates of new or revised
                                                        accounting standards.
Please tell us and revise future filings to explain how you currently qualify as an emerging
growth company. Please refer to Question 40 of the Jumpstart Our
                                                        Business Startups Act
Frequently Asked Questions available at

https://www.sec.gov/divisions/corpfin/guidance/cfjjobsac
tfaq-title-i-general.htm.
 Wei Sun
TD Holdings, Inc.
September 21, 2020
Page 2



Item 7. Management's Discussion and Analysis of Financial Condition and Results of
Operations, page 50

2.       Please revise the Management   s Discussion and Analysis (MD&A)
section in your future
         filings to include a discussion and analysis of the changes in your financial position for each of the periods for which you have presented financial statements. Please refer to
         Item 303 of Regulation S-K and SEC Release No. 33-8350.
Item 8. Financial Statements
Note 5. Loans Receivable from Third Parties, page F-25

3. We note that you earned interest income of $134,570 on third party loans and also your disclosure on page F-35 of $25,537 of interest income on loans to related parties during the fiscal year ended December 31, 2019 . Please tell us and revise future filings to clearly disclose where these interest income amounts are reflected in your statement of operations. If included within interest expense, net in your statement of operations, please provide a detail of the amounts netted in this line item.
Note 19. Disposition of GLG BVI, page F-40

4. We note from your disclosure on page F-40 that you recognized a $9.7 million gain on your disposal of GLG BVI and that you had assets with a carrying value of $6.2 million and liabilities with a carrying value of $10.5 million immediately prior to reclassification as held for sale. Please tell us in detail how you calculated the $9.7 million gain on disposal along with the corresponding authoritative accounting guidance you relied upon.
       In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

      You may contact William Schroeder, Staff Accountant, at 202-551-3294 or John Spitz,
Reviewing Accountant, at 202-551-3484 with any questions.



FirstName LastNameWei Sun                                      Sincerely,
Comapany NameTD Holdings, Inc.
                                                               Division of
Corporation Finance
September 21, 2020 Page 2                                      Office of
Finance
FirstName LastName